

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/12

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...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Planning Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 N. Andrews Avenue, Suite 404
(No. and Street)



SEC MAIL PROCESSING
FEB 2 2007
WASH, D.C.
156
SEC

Ft. Lauderdale, (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Aberle, II, Director of Operations/FINOP 954-267-8602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name)*

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/13

OATH OR AFFIRMATION

I, Michael P. Aberle, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Planning Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Valerie A. Schnell
Commission # DD348983
Expires: OCT. 24, 2008
WWW.AARONNOTARY.com

Valerie A Schnell 2/12/07
Notary Public

Michael P. Aberle II
Signature

Director of Operations/FINOP
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

To the Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Capital Planning Group, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Planning Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 19, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

CAPITAL PLANNING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	642,728
Commissions and accounts receivable		211,565
Prepaid expenses		29,457
Due from affiliate		27,322
		911,072
Property and equipment:		
Furniture and fixtures		34,366
Equipment		44,651
		79,017
Less accumulated depreciation		(60,401)
		18,616
	$	929,688

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Bonuses payable	$	189,575
Accrued liabilities		61,306
Current portion of capital lease obligation		5,883
		256,764
Capital lease obligation, net of current portion		2,296
Members' equity		670,628
	$	929,688

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Group life commissions	$ 1,082,545
Advisory and planning fees	1,336,934
Interest income	174
	2,419,653
Expenses:	
Compensation	1,562,680
Selling costs	69,228
General and administrative	273,301
	1,905,209
Net income	$ 514,444

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 401,109
Member distributions	(244,925)
Net income	514,444
Balance, December 31, 2006	$ 670,628

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 514,444
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,494
Changes in operating assets and liabilities:	
Decrease in commissions and accounts receivable	39,117
Decrease in prepaid expenses	7,160
Increase in due from affiliate	(27,322)
Increase in bonuses payable	101,659
Decrease in due to affiliate	(11,864)
Increase in accrued liabilities	22,224
Total adjustments	139,468
Net cash provided by operating activities	653,912
Cash flows from investing activities:	
Purchase of property and equipment and net cash used by investing activities	(3,971)
Cash flows from financing activities:	
Principal payments on capital lease obligation	(5,246)
Member distributions	(244,925)
Net cash used by financing activities	(250,171)
Net increase in cash and cash equivalents	399,770
Cash and cash equivalents, January 1, 2006	242,958
Cash and cash equivalents, December 31, 2006	$ 642,728

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies - continued:

Advertising costs:
Advertising costs are expensed as incurred.

2. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2006.

3. Capital lease obligation:

The Company has entered into a non-cancelable capital lease obligation for the purchase of equipment. Required monthly payments on the lease total $543.

Gross amounts of equipment and related accumulated depreciation recorded under this capital lease as of December 31, 2006 are $17,915 and $6,270, respectively.

The following is a schedule of future minimum lease payments under the capital lease obligation, together with the present value of the net minimum lease payments as of December 31:

2007	$ 6,514
2008	2,334
Total minimum lease payments	8,848
Less: amount representing interest	(669)
Present value of net minimum lease payments	8,179
Less: current maturities	(5,883)
	$ 2,296

4. Lease commitments:

The Company leases various pieces of equipment under several operating leases with varying terms. Required monthly payments on the equipment leases totaled $903 for the year ended December 31, 2006.

Total lease expense for the year ended December 31, 2006 was $68,568.

4. Lease commitments – continued:

The following is a schedule by years of the future minimum lease payments required by the above non-cancelable leases at December 31:

2007	$ 7,260
2008	7,260
2009	6,050
	$ 20,570

Additionally, the Company leases its office space from an affiliate, under a month-to-month operating lease, with a monthly payment of $4,823.

5. Defined contribution plan:

The Company has a defined contribution 401(k) plan (the "Plan") that covers substantially all employees. Employees are eligible to participate after one year of service and after attaining 21 years of age. Participants may elect to contribute up to 15% of their annual earned compensation to the Plan. Participants are fully vested after six years of service. All Company contributions to the Plan are made at its discretion. Contributions to the Plan were approximately $24,600 for the year ended December 31, 2006.

6. Related party transactions:

The Company receives accounting, computer, and human resources support from an affiliate company. The amount paid for these services was $46,785 for the year ended December 31, 2006. As mentioned in Note 4, the Company also rents office space from this affiliate. Total rent expense paid to the affiliate for the year ended December 31, 2006 was $57,870.

The Company also receives tax preparation and consulting services from another affiliate. Fees paid for these services totaled $2,250 for the year ended December 31, 2006.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

7. Net capital requirements – continued:

   At December 31, 2006, the Company had excess net capital of $527,868 and a net capital ratio of .46 to 1.

8. Supplemental disclosures of cash flow information:

   Cash was paid during the year for:

Interest	$ 1,267
Income taxes	$ -

9. Subsequent event:

   In February 2007, the Company paid distributions of $230,547 related to 2006 earnings.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net capital	
Total members' equity	$ 670,628
Deductions:	
Non-allowable assets:	
Receivables from non-customers	(29,662)
Receivables over thirty days old	(56,378)
Property and equipment, net	(18,616)
Less: excludable debt related to property and equipment	8,179
Prepaid expenses	(29,457)
Haircut on securities	(101)
Net capital	$ 544,593
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II FOCUS report	$ 553,382
Adjustment to increase accrued liabilities	(7,143)
Adjustment to decrease cash	(1,000)
Adjustment to receivables from non-customers	(651)
Rounding	5
	$ 544,593

See auditor's report.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Bonuses payable	$ 189,575
Accrued liabilities	61,306
Aggregate indebtedness	$ 250,881
Ratio of aggregate indebtedness to net capital	.46

See auditor's report.



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital Planning Group, LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe & Group LLC

February 19, 2007

END